Exhibit 20

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2C6, Tel: (604) 685-8666, Fax: (604) 685-8677

March 15, 1999	VSE Symbol: UVI

NEWS RELEASE

Unilens Vision Inc. (the “Company”) announces that it has granted, subject to regulatory acceptance, incentive stock options to an employee to purchase up to a total of 15,000 common shares of the Company at a price of $.25 per share expiring May 3, 2006.

On Behalf of the Board of Directors

of Unilens Vision Inc.

signed “William S. Harper”

William S. Harper

Secretary

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.